# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mirion Technologies, Inc., CIK 0001809987
CUSIP: 60471A101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1218 Menlo Drive, Atlanta, Georgia (GA), 30318
Date of event which requires filing of this statement: 07/29/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000933491

## Reporting persons
- Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (KIA): type of reporting person: other (OO); citizenship or place of organization: Kuwait (M6); sole voting power 10,171,591; shared voting power 0; sole dispositive power 10,171,591; shared dispositive power 0; aggregate amount beneficially owned 10,171,591 (4.1% of the class)
  Comment: (1) 10,171,591.00 shares held by KIA as of January 19, 2026.
  
  (2) As of October 22, 2025, there were 247,821,635 shares of Class A common stock, $0.0001 par value per share issued and outstanding.
  
  (3) As of December 31, 2022, KIA held 10,000,000 Mirion Technologies, Inc. shares. As of December 31, 2023, KIA held 10,041,458 Mirion Technologies, Inc. shares. As of December 31, 2024, KIA held 10,171,591 Mirion Technologies, Inc. shares.

## Item 1. Issuer
Name of issuer: Mirion Technologies, Inc.
Address of issuer's principal executive offices: 1218 Menlo Drive, Atlanta, GA 30318

## Item 2. Person Filing
Name of person filing: Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait
Address of principal business office or, if none, residence:
Kuwait Investment Authority
Block 1, Street 201, Building 900028, Sharq
Safat, Kuwait 13001
Citizenship: Kuwait

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,171,591 shares as of January 19, 2026
Percent of class: 4.10%
Sole power to vote or to direct the vote: 10,171,591
Sole power to dispose or to direct the disposition: 10,171,591

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait (KIA): /s/ Rana Ahmad Almuzaini, Rana Ahmad Almuzaini / Acting Executive Director, Operations & Administrations (01/21/2026)